SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 01, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INSTRUMENT OF TERMINATION

The present instrument is entered into by and between the following parties:

(a) Citigroup Venture Capital International Brazil, L.P., a limited liability company duly organized and validly existing in accordance with the laws of the Cayman Islands, located at P.O. Box 281GT, Century Yard, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands, British West Indies (the “Offshore Fund”), herein represented by its designated general partner, Citigroup Venture Capital International Brazil, LLC;

(b) Investidores Institucionais Fundo de Investimento em Participações, an investment fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, headquartered at Av. Almirante Barroso, 52 , sala 3301, in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 01.201.501/0001-57, herein represented by its administrator, Mellon Distribuidora de Títulos e Valores Mobiliários S.A (“Mellon”), with the consent of its manager, Angra Partners Gestora de Recursos e Assessoria Financeira Ltda. (the “Onshore Fund”);

(c) Caixa de Previdência dos Funcionários do Banco do Brasil, a pension fund (entidade fechada de previdência privada) duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Praia de Botafogo, 501, 3° e 4° andares, in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF N. 33.754.482/0001-24 (“Previ”);

(d) Fundação dos Economiários Federais – Funcef, a pension fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Setor Comercial Norte, Quadra 02, Bloco A, Edifício Corporate Financial Center, 13o. andar, in the city of Brasília, Distrito Federal, enrolled before the Federal Revenue Service under CNPJ/MF n. 00.436.923/0001-90 (“Funcef”);

(e) Fundação Petrobras de Seguridade Social - Petros, a pension fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua do Ouvidor, 98, 9o. andar, in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 34.053.942/0001-50 (“Petros” and together with the Offshore Fund, the Onshore Fund, Previ and Funcef, the “Parties”);

and as Intervening Consenting Parties:

(f) International Equity Investments, LLC, a company duly organized and validly existing in accordance with the laws of the State of Delaware, United States of America, located at 1209 Orange Street, city of Wilmington, State of Delaware, United States of America, herein represented by its attorney-in-fact (“IEII”);

(g) Fundação 14 de Previdência Privada, a pension fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Setor Comercial Norte, Quadra 03, Bloco A, Loja 01, Térreo, Asa Norte, in the city of Brasília, Distrito Federal, enrolled before the Federal Revenue Service under CNPJ/MF n. 07.170.649/0001-08, in the capacity of successor of Fundação Sistel de Seguridade Social (“Fundação 14”), herein represented pursuant to its corporate documents;

(h) Fundação Embratel de Assistência e Seguridade Social – Telos, a pension fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Av. Presidente Vargas, n° 290, 10o andar, in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 42.465.310/0001-21 (“Telos”); and

(i) Zain Participações S.A, a corporation duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua Lauro Müller, 116, sala 4102 (parte), enrolled before the Federal Revenue Service under CNPJ/MF n. 02.363.918/0001-20, herein represented pursuant to its by-laws (“Zain”);

WHEREAS CLAUSES

WHEREAS the Parties wish to definitively terminate Zain Participações S.A.’s Shareholders’ Agreement dated March 9, 2005, as amended on June 29, 2005 (the “Agreement”),

NOW, THEREFORE, the Parties agree to enter into the present “Instrument of Termination” (this “Instrument”), which shall be ruled pursuant to the following sections and conditions:

SECTION ONE
DEFINITIONS

Section 1.01. Definitions. The following terms shall have the following meanings when used in this agreement:

“Company(ies)” means Zain, Invitel S.A., Techold Participações S.A., Solpart Participações S.A., Brasil Telecom Participações S.A. and Brasil Telecom S.A.

“Agreement” shall have the meaning that is ascribed to it in the Whereas Clauses above.

“Business Day” means any day on which the banks are authorized to work and effect transactions in the city of São Paulo and in the city of Rio de Janeiro, in Brazil, and in the city of New York, in the United States of America.

“Fundação 14” shall have the meaning that is ascribed to it in the Heading above.

“Funcef” shall have the meaning that is ascribed to it in the Heading above.

“Offshore Fund” shall have the meaning that is ascribed to it in the Heading above.

“Onshore Fund” shall have the meaning that is ascribed to it in the Heading above.

“Intervening Consenting Parties” shall have the meaning that is ascribed to it in the Heading above.

“Arbitration Law” means Law n. 9,307, of 09.23.1996.

“Parties” shall have the meaning that is ascribed to it in the Heading above.

“Petros” shall have the meaning that is ascribed to it in the Heading above.

“Previ” shall have the meaning that is ascribed to it in the Heading above.

“Telos” shall have the meaning that is ascribed to it in the Heading above.

“Instrument” shall have the meaning that is ascribed to it in the Whereas Clauses above.

“Zain” shall have the meaning that is ascribed to it in the Heading above.

SECTION TWO
TERMINATION OF THE AGREEMENT

Section 2.01. Termination of the Agreement. The Parties agree, with the due consent of the Intervening Consenting Parties, to terminate the Agreement, which is immediately terminated, with no remaining obligations for the Parties as of the date hereof.

Section 2.02. Independence. This Instrument is autonomous and independent with respect to any other juristic acts or agreements entered into between the Parties or their Affiliates. The validity and effectiveness of this Instrument shall not be conditional on, bound to or affected by the validity, effectiveness, compliance, fulfillment of conditions of or any other event or circumstance relating to any other juristic acts or agreements entered into between the Parties or their Affiliates.

SECTION THREE
REPRESENTATIONS AND WARRANTIES

Section 3.01. Representations and Warranties. Each Party and each of the Intervening Consenting Parties represents and warrants to the other Parties on the date hereof that:

(a) It is duly organized and validly existing under the laws of the country or state where it was incorporated;

(b) It is authorized by all the corporate authorizations, internal or governmental, necessary to validly enter into this Instrument and to comply with the obligations provided herein;

(c) The execution of this Instrument and the undertaking of and compliance with the obligations provided for in this Instrument do not constitute and shall not constitute a violation, infringement, event of default or other form of default, and shall not result in the creation of any lien or in the imposition of any penalty, under any agreement, instrument, commitment, shareholders’ or quotaholders’ Agreement, articles of incorporation, bylaws, articles of association or other corporate documents, regulation, order, decision, decree, law, authorization, permission or concession, to which such Party is a contracting party or that imposes obligations, penalties or limitations to such Party;

(d) This Instrument constitutes a legal, valid, effective and binding obligation, and the compliance with this Instrument may be required from the Party, in accordance with its terms.

SECTION FOUR
MISCELLANEOUS

Section 4.01. Successors. This Instrument is entered into on an irrevocable basis, obliging the Parties and theirs respective heirs, successors and assignees under any title.

Section 4.02. Entire Agreement, Changes and Amendments. This Instrument constitutes the entire agreement entered into between the Parties with respect to the matters hereof, and shall replace any other prior understanding, negotiation, commitments, representations, correspondences and discussions between the Parties, whether written or verbal, relating to the subject matter of this Instrument.

Section 4.03. Other Necessary Measures. Each Party undertakes to take all the necessary measures to ensure the effectiveness of the provisions of this Instrument and shall make its best efforts in order to ensure that the provisions of this Instrument replace any other provisions of any other agreements that deal with the subject matter of this Instrument.

Section 4.04. Registration at the Headquarters. (a) This Instrument shall be filed by the Parties at the headquarters of the Companies, as per the terms and for the purposes of article 118 of the Corporations Law, being incumbent on the Companies to watch over its due compliance and to immediately inform the Parties of any act or omission in violation of this Instrument.

(b) In the book of the Registration of Nominative Shares of each Company, whenever applicable, and in the certificates representing the Shares, if any were issued, the following text shall be written: “The Shareholders’ Agreement of Zain Participações S.A., dated March 9, 2005 and amended on June 29, 2005, was terminated and cancelled by the Instrument of Termination dated [date], 2008.”

Section 4.05. Execution in Separate Counterparts. This Instrument may be executed in two or more separate counterparts, which together shall constitute one single original document.

     SECTION FIVE
ARBITRATION, JURISDICTION

Section 5.01. Arbitration. Any controversy, dispute or conflict (a “Dispute”) arising out of or in connection with this Instrument or to its validity, its construction, its compliance or its execution shall be settled by arbitration in a single instance not subject to appeal. The arbitration shall be carried out in accordance with the Rules of the International Chamber of Commerce – ICC (the “Arbitral Chamber”), the arbitration institution designated to administer the arbitration, provided that the arbitral award to be rendered may be subject to judicial execution at the jurisdiction elected by the party that wins the arbitration.

Section 5.02. Beginning of the Arbitration. Any of the Parties (the “Claimant Party”) may deliver a written notice to one or more of the other Parties (the “Respondent Parties”, and, together with the Claimant Party, the “Parties in Dispute”) and to the Arbitral Chamber advising that it intends to institute an arbitration in connection with a Dispute, subject to the provisions of this Section Five (an “Arbitration Notice”).

Section 5.03. Selection and Appointment of Arbitrators. (a) The Dispute shall be analyzed and decided by three (3) arbitrators, each one of them being independent and impartial arbitrators (the “Arbitral Tribunal”).

(b) The Claimant Party and the Respondent Party shall each elect a person to act as arbitrator, within twenty (20) Business Days as of the receipt by the Respondent Party of the Arbitration Notice. The two selected arbitrators shall, within ten (10) Business Days as of the acceptance of the second arbitrator, select a third arbitrator, who shall serve as chairman of the Arbitral Tribunal. In case the Arbitration Notice institutes a multilateral arbitration, in which there are more than two Parties in Dispute with distinct interests among each other, the three arbitrators shall be selected and appointed in accordance with the rules of the Arbitral Chamber.

(c) Should one of the parties fail to appoint an arbitrator pursuant to the provisions of Section 5.03(b) above, or if the arbitrators selected by the parties do not reach an agreement with regard to the choice of the third arbitrator, within ten (10) Business Days as of the acceptance of the second arbitrator, then such third arbitrator shall be selected and appointed pursuant to the rules of the Arbitral Chamber within fifteen (15) Business Days as of the date on which one of the parties notifies the Arbitral Chamber that such appointment is necessary. In the case of Section 5.03(b) and this Section 5.03(c), the Arbitral Tribunal shall be deemed instituted as of the acceptance by the third arbitrator of his appointment.

(d) The selected arbitrators shall be qualified in view of his/her academic education and professional background to analyze the matters in connection with the Dispute and to make a decision on the Dispute.

Section 5.04. Place and Language of the Arbitral Proceedings. The arbitration hearings shall be conducted in the Portuguese language and, if so requested by the Offshore Fund, in the English language, with simultaneous translation to both languages, and the place of arbitration shall be the City of Sao Paulo.

Section 5.05. Governing Law. (a) This Instrument shall be construed in accordance with and governed by the laws of the Federal Republic of Brazil, and the Arbitral Tribunal shall decide the Dispute in accordance with the laws of Brazil, regardless of any rule of private international law that may cause the laws of any other country or jurisdiction other than the Federal Republic of Brazil to be applicable.

(b) The arbitral proceedings shall be governed by the rules of the Arbitral Chamber, by the Arbitration Law and, when applicable, by the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards.

(c) The Arbitral Tribunal shall settle the matters that are submitted to it only according to the law, and its decision shall be grounded in the laws of Brazil. The Arbitral Tribunal shall not act as amicable mediator and shall not appeal to equity for the resolution of the Dispute submitted to it.

Section 5.06. Arbitral Award. (a) The arbitral award shall be rendered in writing, with versions in the Portuguese and in the English languages, and shall contain the grounds of the arbitral decision and shall be signed by all the arbitrators of the Arbitral Tribunal. In case of discrepancy between the Portuguese and the English versions of the arbitral award, the Portuguese version shall prevail.

(b) In the arbitral award, the Arbitral Tribunal shall decide as to the responsibility for the fees and expenses of the arbitral proceedings and burden of defeat as it deems reasonable, taking into consideration the circumstances of the case, the behavior of the Parties in Dispute during the proceedings, any deposits effected during the course of the arbitral proceedings and the result of the arbitration. Unless otherwise provided by the Arbitral Tribunal in the arbitral award, (i) each Party in Dispute shall bear its own costs and expenses; and (ii) the fees and expenses of the arbitral proceedings, including the fees and expenses of the arbitrator(s) and of any experts or assistants, shall be borne in equal proportion among the Parties in Dispute.

Section 5.07. Omission or Refusal to Participate in the Arbitral Proceedings. The omission or refusal to participate in any stage of the arbitral proceedings, by any Party in Dispute that has been duly notified, shall not prevent the continuity of the arbitral proceedings, provided that such omission or refusal shall not cause the nullity or defeasibility of the arbitral award and shall not serve as grounds to challenge its validity or enforceability.

Section 5.08. Term for the Rendering of the Arbitral Award. (a) Upon acceptance of his/her appointment, each arbitrator shall undertake to devote the time and dedication necessary for the conduction of the arbitral proceedings and for the resolution of the Dispute within six (6) months counted as of the execution of the Mission Minutes, as defind by the rules of the Arbitral Chamber.

(b) For the purposes of Article 23 of the Arbitration Law, the arbitral award shall be rendered by the Arbitral Tribunal within the term provided for in this Section 5.08, provided that such term may be modified by written agreement between the Parties in Dispute and the Arbitral Tribunal or by order of the Arbitral Tribunal.

(c) The failure by the Arbitral Tribunal to comply with the term specified for the rendering of the arbitral award shall not cause the nullity or defeasibility of the arbitral award and may not serve as grounds to challenge its validity or enforceability.

Section 5.09. Preliminary Injunction and Coercive Measures. (a) At any time before the institution of the Arbitral Tribunal, any Party may claim before the competent court the granting of preliminary injunction aiming at (i) ensuring the effectiveness of the provisions of this Instrument; (ii) preserving the status quo while the solution of the Dispute is pending; or (iii) preventing the destruction of documents and other information or things related to the Dispute;

(b) The preliminary injunctions indicated above may be requested by any of the Parties before the competent court after the institution of the Arbitral Tribunal, as long as (i) the request is justified by the urgency of the matter, and (ii) such judicial measure is requested ad referendum of the Arbitral Tribunal pursuant to Section 5.09(e) below, so that any decision of the Arbitral Tribunal regarding such preliminary injunction prevails over the judicial measure granted after the institution of the Arbitral Tribunal.

(c) Any request of preliminary injunction submitted to the Judiciary shall not be deemed an act incompatible with the submission of the Dispute to the arbitration pursuant to this Instrument.

(d) The Arbitral Tribunal may request before the competent court of the Judiciary the granting of any preliminary injunctions and any coercive measures adequate to the fulfillment of the arbitral award, pursuant to the rules of the Arbitral Chamber and of paragraph 4, Article 22 of the Arbitration Law.

(e) The Party that, after the institution of the Arbitral Tribunal, obtains a judicial measure pursuant to Section 5.09(b) above, undertakes to communicate the granting of the measure to the Arbitral Tribunal within ten (10) days counted as of the date of the judicial decision. In case the Arbitral Tribunal comes out against the judicial measure, the Party that has obtained it shall waive it, voluntarily dismiss the lawsuit filed or take other applicable measures aiming at its revocation.

Section 5.10. Election of Jurisdiction. The Parties agree that any Disputes that by any reason may not be settled through arbitration pursuant to Section 5.01 above shall be settled by the jurisdiction of the Court of Brasilia, Distrito Federal, and the parties waive any other jurisdiction, as privileged as it may be or become, provided that this election of jurisdiction shall not be construed as a limitation to the provisions of Section 5.01 above.

IN WITNESS WHEREOF, the Parties execute this Instrument in counterparts of same tenor and content and for one single purpose, in the presence of the two undersigned witnesses.

Rio de Janeiro, April 25, 2008.

Citigroup Venture Capital International Brazil, L.P.

Name:	Name:
Position:	Position:

(signatures continue on the next page)

Continuation of the signature page of the “Instrumento f Termination” of Zain Participações S.A.’s Shareholders’ Agreement, entered into on 04.25.08 by and between Citigroup Venture Capital International Brazil, L.P., Investidores Institucionais Fundo de Investimento em Participações, Caixa de Previdência dos Funcionários do Banco do Brasil - Previ, Fundação dos Economiários Federais – Funcef, Fundação Petrobras de Seguridade Social - Petros, International Equity Investments, LLC, Fundação 14 de Previdência Privada, TELOS - Fundação Embratel de Assistência e Seguridade Social, Zain Participações S.A..

Investidores Institucionais Fundo de Investimento em Participações

Name:	Name:
Position:	Position:

Caixa de Previdência dos Funcionários do Banco do Brasil – Previ

Name:	Name:
Position:	Position:

Fundação dos Economiários Federais – Funcef

Name:	Name:
Position:	Position:

Fundação Petrobras de Seguridade Social – Petros

Name:	Name:
Position:	Position:

Fundação Embratel de Assistência e Seguridade Social - Telos

Name:	Name:
Position:	Position:

(signatures continue on the next page)

Continuation of the signature page of the “Instrumento f Termination” of Zain Participações S.A.’s Shareholders’ Agreement, entered into on 04.25.08 by and between Citigroup Venture Capital International Brazil, L.P., Investidores Institucionais Fundo de Investimento em Participações, Caixa de Previdência dos Funcionários do Banco do Brasil - Previ, Fundação dos Economiários Federais – Funcef, Fundação Petrobras de Seguridade Social - Petros, International Equity Investments, LLC, Fundação 14 de Previdência Privada, TELOS - Fundação Embratel de Assistência e Seguridade Social, Zain Participações S.A..

International Equity Investments, LLC

Name:	Name:
Position:	Position:

Fundação 14 de Previdência Privada

Name:	Name:
Position:	Position:

Zain Participações S.A

Name:	Name:
Position:	Position:

(signatures continue on the next page)

Continuation of the signature page of the “Instrumento f Termination” of Zain Participações S.A.’s Shareholders’ Agreement, entered into on 04.25.08 by and between Citigroup Venture Capital International Brazil, L.P., Investidores Institucionais Fundo de Investimento em Participações, Caixa de Previdência dos Funcionários do Banco do Brasil - Previ, Fundação dos Economiários Federais – Funcef, Fundação Petrobras de Seguridade Social - Petros, International Equity Investments, LLC, Fundação 14 de Previdência Privada, TELOS - Fundação Embratel de Assistência e Seguridade Social, Zain Participações S.A..

Witnesses:

1. _________________________________
Name:
R.G.:
CPF/MF:

2. _________________________________
Name:
R.G.:
CPF/MF:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 01, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.